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                            May 30, 2023

       Robert Bertram
       Chief Legal Officer
       CAVA GROUP, INC.
       14 Ridge Square NW, Suite 500
       Washington, D.C. 20016

                                                        Re: CAVA GROUP, INC.
                                                            Registration
Statement on Form S-1
                                                            Filed May 19, 2023
                                                            File No. 333-272068

       Dear Robert Bertram:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1

       Use of Proceeds, page 59

   1. We note that you intend to use the net proceeds from this offering for new restaurant openings and for
general corporate purposes. Please revise to disclose the approximate amount intended to be
used for each purpose. Refer to Item 504 of Regulation S-K.
 Robert Bertram
FirstName  LastNameRobert Bertram
CAVA GROUP,     INC.
Comapany
May        NameCAVA GROUP, INC.
     30, 2023
May 30,
Page 2 2023 Page 2
FirstName LastName
       Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Kenneth B. Wallach